December 2020 ISS Presentation Filed by Eidos Therapeutics, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Eidos Therapeutics, Inc. Commission File No.: 001-38533 The following presentation was given by the Special Committee of the Board of Directors of Eidos Therapeutics, Inc. to Institutional Shareholder Services Inc. on December 29, 2020:

Disclaimer This presentation is being made in respect of the proposed transaction involving Eidos and BridgeBio. BridgeBio filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that included a definitive joint proxy statement of BridgeBio and Eidos and also constituted a prospectus of BridgeBio (the “definitive joint proxy statement/prospectus”) that was declared effective by the SEC on December 15, 2020. BridgeBio and Eidos have each mailed to their respective stockholders the definitive joint proxy statement/prospectus. BridgeBio and Eidos may also file other documents with the SEC regarding the proposed transaction. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation is not intended to be, and is not, a substitute for such filings or for any other document that Eidos or BridgeBio may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed or furnished by Eidos and BridgeBio with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Eidos may be obtained free of charge from Eidos at www.Eidostx.com, under the tab “Investors” and the documents filed by BridgeBio may be obtained free of charge from BridgeBio at http://investor.bridgebio.com, under the tab “Financials & Filings.” Alternatively, these documents, when available, can be obtained free of charge from Eidos upon written request to Eidos at 101 Montgomery Street, Suite 2000, San Francisco, CA 94104, Attn: Investor Relations, or by calling 415-887-1471 or from BridgeBio upon written request at 421 Kipling Street, Palo Alto, CA 94301, Attn: Grace Rauh, or by calling 917-232-5478. Eidos, BridgeBio and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Eidos in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Eidos’s directors and executive officers in Eidos’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, and the definitive joint proxy statement/prospectus contained in the Form S-4, which was declared effective by the SEC on December 15, 2020, as well as its other filings with the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of BridgeBio in BridgeBio’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 22, 2020, and the definitive joint proxy statement/prospectus contained in the Form S-4, which was declared effective by the SEC on December 15, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the registration statement, definitive joint proxy statement / prospectus and will be included in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Eidos and BridgeBio will also be available free of charge from Eidos or BridgeBio, as applicable, using the contact information above.  This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Disclaimer This presentation contains forward-looking statements relating to the proposed transaction involving Eidos and BridgeBio, including statements as to the expected timing, completion and effects of the proposed transaction. Statements in this presentation that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of Eidos’s management and BridgeBio’s management as well as assumptions made by and information currently available to Eidos and BridgeBio. Such statements reflect the current views of Eidos and BridgeBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about Eidos and BridgeBio, including, without limitation, (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (ii) the risk that Eidos’s and/or BridgeBio’s stockholders may not approve the proposed transaction, (iii) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (iv) uncertainty as to the timing of completion of the proposed transaction, (v) potential adverse effects or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (vi) potential litigation relating to the proposed transaction that could be instituted against Eidos, BridgeBio or their respective directors and officers, including the effects of any outcomes related thereto, (vii) possible disruptions from the proposed transaction that could harm Eidos’s or BridgeBio’s business, including current plans and operations, (viii) unexpected costs, charges or expenses resulting from the proposed transaction, (ix) uncertainty of the expected financial performance of each of Eidos and BridgeBio following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (x) the ability of Eidos and/or BridgeBio to implement their respective business strategies, (xi) the ability of each of Eidos or BridgeBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (xii) the potential therapeutic and clinical benefits of acoramidis, (xiii) inability to retain and hire key personnel and (xiv) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or Eidos’s or BridgeBio’s operations or operating expenses. Although Eidos and BridgeBio believe that Eidos’s and BridgeBio’s plans, intentions, expectations, strategies and prospects as reflected in or suggested by these forward-looking statements are reasonable, neither Eidos nor BridgeBio can give any assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a number of risks, uncertainties and assumptions, including, without limitation, those risks and uncertainties described under the heading “Risk Factors” in the definitive joint proxy statement/prospectus contained in the Form S-4, which was declared effective by the SEC on December 15, 2020 and Eidos’s and BridgeBio’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filed with the SEC and in subsequent filings made by Eidos and BridgeBio with the SEC, which are available on the SEC’s website at www.sec.gov. Moreover, Eidos and BridgeBio operate in very competitive and rapidly changing environments in which new risks emerge from time to time. These forward-looking statements are based upon the current expectations and beliefs of Eidos’s management and BridgeBio’s management as of the date of this presentation and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We anticipate that subsequent events and developments will cause our views to change. Except as required by law, each of Eidos and BridgeBio disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation.

Why Now and Why the BridgeBio Transaction is the Best Option for Eidos Minority Stockholders The BridgeBio Transaction Is More Compelling Than the Standalone Alternative Transaction leverages the broader capabilities and access to capital of BridgeBio Eidos is entering a critical phase of clinical development / regulatory process and will require significant financial and operational investment for the commercial launch for acoramidis The BridgeBio Transaction Is the Best Value Creation Opportunity Available to Eidos Minority Stockholders BridgeBio transaction is financially compelling, currently valued at $128.54 per Eidos share or a 148% premium to Eidos’ unaffected stock price and a 75% premium to Eidos’ stock price as of the announcement of the BridgeBio transaction. Eidos minority stockholders have the option to participate in future value creation on a tax-free basis Process of Evaluating Best Path Forward for Eidos Minority Stockholders Independent Special Committee Conducted Robust Process to Secure Highest Value Available for Minority Stockholders Multiple negotiations with BridgeBio in 2019 and then again in 2020 to get to highest exchange ratio of 1.85x Special Committee conducted thorough review process, including a market check, to get highest value Subsequent to entering into a definitive agreement with BridgeBio, the Special Committee received a non-binding indication of interest from a large international pharmaceuticals company Special Committee explored this third party indication of interest and repeatedly encouraged and facilitated discussions among the Special Committee, BridgeBio and the third party to explore a potential alternative transaction The BridgeBio Transaction Is the Only Actionable Alternative for Minority Stockholders All proposals from the third party received to date require BridgeBio approval, and BridgeBio has said repeatedly that it will not sell its shares nor entertain conditions the third party stated it required to effect a purchase of Eidos minority shares Additionally, the third party has made only an indication of interest. Following direct discussions with the Special Committee and BridgeBio, the third party did not submit an actionable offer, and therefore the BridgeBio transaction is the only transaction that stockholders can act upon Following disclosure of the third party’s indication of interest in the amended registration statement, the Special Committee informed the third party that it was open to continuing discussions but the third party has not put forward any further proposals or expressed continued interest in a transaction The proposals from the third party have no viable path forward Executive Summary

Section I BridgeBio Transaction Is the Best Value Creation Opportunity Available to Minority Stockholders

Compelling Premium to Unaffected Stock Price With Upside of Continued Ownership Based on today’s market values and 1.85x exchange ratio, Eidos minority stockholders will receive $128.54 per share in BridgeBio stock – significantly higher than at the time of the transaction announcement Implied value of Eidos and Eidos minority held shares at $5.2bn and $2.0bn, respectively 148% premium to unaffected Eidos share price on October 2, 2020 Consideration in 2020 Merger Agreement Is More Compelling Than 2019 BridgeBio Proposals Even with the negotiated improvement in exchange ratio from 1.3x to 1.5x in 2019, the 2019 Special Committee at the time determined that the value implied by the exchange ratio undervalued Eidos Developments in 2019 regarding financing options and potential upcoming announcements regarding the acoramidis clinical trial increased the 2019 Special Committee’s view of the potential value of Eidos BridgeBio Transaction Is Compelling for Minority Stockholders

BridgeBio Merger Values Eidos at ~$5bn, 148% Premium to Unaffected Stock Price

Trading History Since 10/05/20



Price ($)
Volume (mm)
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$73.26
$70.00
$60.00
$51.92
$50.00
$128.54
$127.50
+146%
3.0
2.5
2.0
1.5
1.0
0.5
–
10/05/20: BridgeBio and Eidos announced definitive agreement under which BridgeBio will acquire Eidos shares for 1.85 shares of BridgeBio or $73.26 per share in cash (subject to proration)
12/08/20: Eidos and BridgeBio Record Date
Oct-20
Nov-20
Dec-20
Eidos Share Price
Eidos Volume
BridgeBio Offer (1.85x BridgeBio Share Price)

Merger Agreement Summary

		Unaffected (10/2)		Current	
		Trading	Offer	Trading	Offer[1]
Trading	Eidos	$51.92	$73.26	$127.50	$128.54
	BridgeBio	$39.60		$69.48	
	Exchange Ratio	1.311x	1.850x	1.835x	1.850x
Valuation	Offer Value for 100% of Eidos Shares	$2,054	$2,920	$5,120	$5,162
	Minority S/H Consid.[2]	$778	$1,119	$1,987	$2,004
Premium (%)	*Unaffected*	–	*41%*	*146%*	*148%*
	Current	*NM*	*NM*	–	*1%*

Source: Public filings and FactSet as of 12/28/20.
Note: Dollars in millions.
(1) Assumes all stockholders elect all-stock consideration.
(2) Based on Eidos minority ownership of ~38% based on fully diluted shares outstanding (based on 24.6mm Eidos basic shares owned by BridgeBio, 38.7mm Eidos basic shares outstanding as of 10/27/20 and dilutive impact under TSM of 1.9mm options with a WAEP of $27.77 / 9k unvested RSUs outstanding as of 09/30/20).

6

Special Committee Engagement Resulted in Significant Premium Transaction

Share Price Performance Since June 2019


Price ($)
Volume (mm)
Eidos / Acoramidis
Corporate
BridgeBio
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
–
16
14
12
10
8
6
4
2
–
$23.12
$27.55
$127.50 +451%
$69.48 +152%
+35%
6/20/18: Priced $122mm IPO at $17.00/share (incl. overallotment)
11/10/18: Reported positive acoramidis P2 data in ATTR-CM (N=49): 100% serum TTR normalization and >90% TTR average stabilization at day 28, +50% TTR concentration in high dose group vs. -7% placebo
2/26/19: Initiated acoramidis P3 trial in ATTR-CM
06/26/19: BridgeBio priced $401mm IPO at $17/share (incl. overallotment)
08/08/19: BridgeBio publicly announced offer to acquire shares in Eidos it does not already own for 1.30 BridgeBio shares per Eidos share
09/09/19: Announced Acoramidis Japan partnership with Alexion
10/14/19: Eidos Special Committee terminates discussions with BridgeBio despite having increased offer to 1.50 BridgeBio shares per Eidos share
11/16/19: Reported positive Acoramidis P2 15 month OLE data in ATTR-CM (N=47): rates of all-cause mortality (8.5%) were lower than rates observed in placebo-treated participants in ATTR-ACT study
12/23/19: BridgeBio post-IPO lock-up period expiration
03/04/20: BridgeBio priced $475mm 2.50% convertible notes due 2027, with option for up to additional $75mm (exercised 03/09)
05/08/20: ATTR-CM P3 enrollment completion expected in 1H'21 (vs. 2H'20 prior) and ATTR-PN P3 initiation expected 2H'20 (vs. 1H'20 prior)
08/11/20: BridgeBio announced infigratinib and BBP-398 partnership with LianBio in China / other major Asian markets
10/05/20: BridgeBio and Eidos announced definitive agreement under which BridgeBio will acquire Eidos shares for 1.85 shares of BridgeBio or $73.26 per share in cash (subject to proration)
Jun-18
Aug-18
Oct-18
Dec-18
Feb-19
Apr-19
Jun-19
Aug-19
Oct-19
Dec-19
Feb-20
Apr-20
Jun-20
Aug-20
Oct-20
Dec-20
Eidos
BridgeBio
NBI
Eidos Volume
BridgeBio Volume

Source: Public filings and FactSet as of 12/28/20.

(1) Price at close of first trading day.

7

Section II BridgeBio Transaction Is More Compelling Than the Standalone Alternative

Proposed Merger with BridgeBio Delivers More Certainty of Value Than the Standalone Alternative The Special Committee, after evaluating Eidos’ potential future financial performance with its advisors, determined that the negotiated terms were more compelling for minority stockholders than the standalone outlook The Special Committee negotiated the option for Eidos stockholders to continue to participate in the long-term upside of acoramidis in the form of BridgeBio equity as merger consideration The market check conducted by the 2019 Special Committee in 2019 demonstrated there was no viable alternative transaction with a third party available unless BridgeBio were willing to sell its Eidos shares – which neither the Special Committee nor the Eidos Board could control Transaction Addresses Execution Risk to Unlock the Commercial Value of acoramidis as Eidos Enters a Critical Phase of Clinical Development and Commercial Preparation As Eidos completes Phase 3 trials of acoramidis, it will require significant additional capital, which, under the standalone alternative, would require diluting Eidos stockholders through an equity offering Merger would also allow Eidos to capitalize on BridgeBio’s global clinical development and regulatory expertise, its developing commercial infrastructure, and its broader capital base to reach more patients more effectively Voting down the BridgeBio transaction right as Eidos enters a critical phase of clinical development would carry significant risk for Eidos stockholders A successful product launch requires development of core multi-disciplinary capabilities years prior to launch – proactive and early investment leads to successful drug launches in the U.S. BridgeBio Transaction Is More Compelling Than the Standalone Alternative

Section III Independent Special Committee Conducted Robust Process to Secure Highest Value Available for Minority Stockholders

2019 Discussions with BridgeBio – Determination by 2019 Special Committee to Not Recommend Transaction with BridgeBio Majority Stockholder Makes an Initial Acquisition Proposal: BridgeBio, which retained 63.2% ownership following Eidos’ IPO in 2017, offers to acquire all other outstanding shares of Eidos common stock at a fixed exchange ratio of 1.30 BridgeBio shares for each Eidos share, which at the time represented value of ~$39 per share and ~$540mm to Eidos minority stockholders. BridgeBio also indicates it has no interest in selling control of its Eidos shares At the Time the Eidos Board Forms a Special Committee of Independent Directors: Two disinterested and independent directors are appointed to a Special Committee empowered to evaluate and negotiate the BridgeBio offer and other alternatives. The 2019 Special Committee subsequently hires its own financial and legal advisors, as well as an industry consultant 2019 Special Committee Conducts Market Check and Reviews Proposal: Though the 2019 Special Committee contacted numerous potentially interested third party strategic buyers, no party was willing to make an offer unless BridgeBio was willing to sell its majority stake in Eidos. Centerview Partners, in its role as financial advisor to the 2019 Special Committee at the time, reached out to pharmaceutical companies with similar therapeutics to acoramidis Because the third party that emerged after a definitive agreement was signed with BridgeBio in 2020 does not have a similar therapeutic and there was no reason at the time to believe that they would be interested in a transaction with Eidos, the third party was not contacted as part of the market check After a comprehensive review and negotiation of BridgeBio’s offer, the 2019 Special Committee determined that that BridgeBio’s proposal was inadequate and not in the best interests of Eidos’ minority stockholders Discussions Terminate Without a Transaction: The 2019 Special Committee’s negotiations with BridgeBio ultimately resulted in BridgeBio making an improved proposal of 1.50 BridgeBio shares for each Eidos share. After the 2019 Special Committee determined that, based on BridgeBio’s then-current trading price, the proposal undervalued Eidos and it would not be able to recommend the transaction, BridgeBio withdrew its proposal The BridgeBio Transaction is the Result of a Robust Special Committee Process Designed to Maximize Value for Eidos Minority Stockholders June – October 2019

2020 Discussions with BridgeBio – 2020 Special Committee Reaches Agreement with BridgeBio at Significantly Improved Value and Terms to Eidos Minority Stockholders BridgeBio Makes Second Acquisition Proposal: In August 2020, Neil Kumar, on behalf of BridgeBio, informed the Eidos board that while no decision had been made, BridgeBio management was preliminarily considering potential alternatives with respect to Eidos, including the possibility of proposing a potential transaction Special Committee Formed: Subsequently, the Eidos board formed a new Special Committee of disinterested and independent directors empowered to consider and evaluate any bona fide proposal that might be received by Eidos in connection with a possible transaction Review Finds Revised Offer Compelling: Following a review, including a financial due diligence discussion regarding the outlook for both Eidos and BridgeBio, and evaluation of strategic alternatives, as well as negotiation, BridgeBio put forward a new proposal to acquire the outstanding Eidos shares it does not already own for either, at the election of Eidos stockholders, 1.85 shares of BridgeBio common stock or $73.26 in cash per Eidos share, subject to proration such that the aggregate amount of cash consideration shall not exceed $175 million, representing a premium of 41% to the then-current trading price of Eidos stock Represented value of $73.26 per share and ~$1,114 million to Eidos minority stockholders based on then current market values Special Committee unanimously determined the proposed merger with BridgeBio is in Eidos’ minority stockholders’ best interests The BridgeBio Transaction Is the Result of a Robust Special Committee Process Designed to Maximize Value for Eidos Minority Stockholders August – October 2020

Indication of Interest from Third-Party Indication of Interest From Large International Pharmaceuticals Company: Subsequent to Eidos entering into a definitive agreement with BridgeBio, the Special Committee received a non-binding indication of interest from a third party for an acquisition of either: all outstanding shares of Eidos, including those held by BridgeBio, for $120.00 in cash per share, or all shares of Eidos stock not held by BridgeBio for $110 in cash per share, subject to certain governance and other rights that would require approval by BridgeBio Both Proposals From the Third Party Required the Consent of BridgeBio. The Special Committee noted that either alternative proposed by the third party – including the governance and other rights required by such third party in order to pursue an acquisition of the shares not owned by BridgeBio – would require approval of BridgeBio Special Committee Determines Third Party Proposal Could Reasonably be Expected to Result in a Superior Proposal – But BridgeBio Unwilling to Support Third Party Proposal. After review with its advisors, the Special Committee determined that the third-party proposal could reasonably be expected to result in a superior proposal. BridgeBio confirmed to the Special Committee that it is not willing to sell its interest in Eidos and does not support, and will not take action to enable, the grant of the governance and other rights requested by the third party Third Party Proposed Collaboration: Subsequently, the third party expressed interest in pursuing a potential collaboration that would provide upfront payments to Eidos but would not deliver value directly to Eidos’ minority stockholders. The Special Committee does not believe that Eidos remaining a standalone public company and entering into a collaboration would provide increased value to Eidos’ minority stockholders compared to the merger agreement with BridgeBio The BridgeBio Transaction Is the Result of a Robust Special Committee Process Designed to Maximize Value for Eidos Minority Stockholders November 2020

1 Determined that third party proposal could reasonably be expected to result in a superior proposal, and formally notified BridgeBio of that determination 2 Engaged in direct dialogue with the third party and secured an indication that it would be willing to pay more than $120 per share in cash for all of Eidos and $110 per share to acquire only the minority shares (subject to certain governance and other rights) 3 Facilitated BridgeBio discussions with Eidos and the third party following its expressed willingness to pay a higher price than $120 per share 4 Continued to engage with the third party and BridgeBio to explore an alternative potential transaction Special Committee Attempted to Leverage Third Party Proposal to Maximize Value for Minority Stockholders The Special Committee determined that the only available alternative to the BridgeBio transaction is remaining standalone, due to the absence of an actionable offer from the third party and BridgeBio’s unwillingness to support a third party proposal

Section IV BridgeBio Transaction Is the Only Actionable Alternative for Minority Stockholders

The Third Party Has Not Been Willing to Table an Actionable Offer While the third-party has indicated its interest to Eidos, it has not made an actionable offer. There is no proposal on which the Special Committee could make a recommendation The proposals that the third party has put forward, including for the acquisition of the Eidos shares not owned by BridgeBio along with certain governance and other rights, all require the consent of BridgeBio BridgeBio Unwilling to Sell BridgeBio has advised the Special Committee that it is not willing to sell its interest in Eidos and does not support, and will not take action to enable, the grant of the governance and other rights requested by the third party BridgeBio has also confirmed that it does not intend to increase the consideration to Eidos’ minority stockholders under the existing merger agreement The Third-Party Indication of Interest Has No Viable Path Forward for Minority Stockholders The third party proposals are illusory and unable to be executed

Section V Conclusion

BridgeBio Transaction is Financially Compelling, Currently Valued at $128.54 Per Eidos Share or a 148% Premium to Eidos’ Unaffected Stock Price BridgeBio Merger Consideration Currently Offers Superior Value to the Third Party’s Indication of Interest as Well as to Eidos’ Standalone Value Special Committee Conducted a Robust Process to Obtain Highest Value for Eidos Minority Stockholders and Recommends That They Vote for the BridgeBio Transaction The Third Party Has Not Made an Actionable Offer and Therefore the BridgeBio Transaction is the Only Transaction Upon Which Eidos Stockholders Can Act Conclusion

Section VI Appendix

William Lis has more than 28 years of biopharmaceutical experience. He also currently serves as executive chairman and interim chief executive officer of Jasper Therapeutics, Inc., which he led through a 2019 Series A financing. He served as chief executive officer and a director of Portola Pharmaceuticals, Inc. (Nasdaq: PTLA) (“Portola”) from 2009 until 2018 after serving as chief operating officer and chief business officer in 2009 and 2008, respectively. Under his leadership, Portola grew from a discovery-stage company to a fully integrated R&D and commercial organization, and independently discovered and developed Andexxa® and evyxxa® through commercial launch, and advanced cerdulatinib into clinical development. He led corporate partnerships and private and public financings including an initial public offering in 2013. Prior to that, Mr. Lis held executive and management positions at Scios, Inc. (a Johnson & Johnson company), where he last served as senior vice president of business and new product development, having led efforts for the in-licensing, development and commercial launch for Xarelto®. He also held positions of increasing responsibility at Millennium Pharmaceuticals, Inc. (previously COR Therapeutics, Inc.) and Rhone Poulenc Rorer in sales, marketing, medical affairs and business development. He was involved in the U.S. commercial launch of several products, including Integrilin®, Lovenox® and Rilutek®. Mr. Lis serves as independent director for Zai Lab Limited (Nasdaq: ZLAB) and served as a member of the Biotechnology Innovation Organization (BIO) board of directors for the Emerging Companies Section in 2015 and 2016. Mr. Lis holds a B.S. from the University of Maryland.  Suzanne Sawochka Hooper is an experienced executive and Board member with over 25 years of corporate leadership and sophisticated legal experience.  Ms. Hooper served as Executive Vice President and General Counsel of Jazz Pharmaceuticals plc (Nasdaq: JAZZ) from March 2012 through February 2019.  During her tenure at Jazz, she was a member of the company’s Executive Committee and had an active role in strategic management of the company through a period of substantial growth. Previously, Ms. Hooper was a partner in the Cooley LLP law firm, where she practiced corporate and securities law from 1996-2012, primarily representing public companies and investors in the life sciences industry, and also served as a member of the firm's Management Committee.  Ms. Hooper worked with boards of directors and senior management teams on complex legal and strategic matters, led legal teams in over 100 public offerings and M&A and other strategic transactions and participated in management of the firm through significant geographic and practice area expansion. Ms. Hooper is also a member of the board of directors of NGM Biopharmaceuticals, Inc. (Nasdaq: NGM), where she serves as a member of the Audit Committee and Chair of the Nominating and Corporate Governance Committee. Ms. Hooper holds a B.A. from the University of California, Santa Barbara and a J.D. from  the University of California Berkeley School of Law.  Special Committee Biographies

Critical Launch Readiness Activities

Product launch requires development of core multi-disciplinary capabilities at least three years prior to launch

Core Launch Activities*

~Ph.3 Readout | NDA Application | PDUFA | Launch

Insights & Strategic Plan | Market Development | Brand Strategy | Launch Readiness | Tactics and Execution | **Final Launch Preparation**

Not Exhaustive

	T-36		T-24	T-12
Commercial Marketing & Brand	▪ Hire Global & US brand leads ▪ Market opportunity assessment ▪ Market insights and CI	▪ Market development plan ▪ Publication plan ▪ Commercial advisory board	▪ Launch Plan & Brand Strategy ▪ Secure brand name and trademark ▪ Branded campaign development	▪ Launch HCP and DTP media plan ▪ OPDP submission ▪ Branded campaign development
Pricing & Market Access	▪ Hire market access leads ▪ Market access & policy landscape ▪ Evidence development plan	▪ Payer advisory boards ▪ Product value story & proposition ▪ Payer mapping & segmentation	▪ Pricing & reimbursement strategy ▪ Payer engagement ▪ HEOR & collateral development	▪ Develop patient assistance programs ▪ Patient services ▪ Market access training
Channel & Distribution		▪ Stakeholder engagement strategy ▪ Gov't affairs & advocacy plan	▪ Channel & distribution strategy ▪ Forecast & production plan	▪ Negotiation and contracting ▪ Data and reporting ▪ Government pricing and contracting
Sales & Field Operations		▪ Sales force and resource plan ▪ Segmentation & target list ▪ Account planning	▪ Hire MSL team ▪ Scientific message strategy ▪ Disease awareness campaign	▪ Hire and train sales force ▪ Compliance & monitoring ▪ KOL engagement & speaker program

Cardiovascular Launch Activity Examples	PORTOLA / Bevyxxa	SANOFI / Praluent	SANOFI / Praluent
	At ~T-36, completed 1,500 US hospital segmentation and set hiring plan for 100-150 rep sales force	At ~T-24, launched unbranded campaign to educate and increase awareness of unmet need and PCSK9 MOA	At ~T-12, pricing established and MyPraluent patient services and assistance program prepared for roll-out

Increasing Launch Spend**

*Core activities for new product launch (i.e., non-SNDA or generics) are compiled from 50+ product launches

**Investment needs for cardiovascular launches are highly variable – dependent on size of prescriber base, target patient population, disease awareness needs, organizational infrastructure and field cross-portfolio responsibilities

26

Launch Standards for First-to-Launch Pharma Companies

Proactive and early investment leads to successful drug launches in the US

Larger SG&A investments at least two years prior to launch correlates with more successful launches

Larger SG&A investments at least two years prior to launch results in higher post-launch profitability


SG&A Spend vs. Forecasted Sales 2 Years Later
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
Overperformer/Met
Underperformer
T-24
T-12
T-0
T+12
T-Launch Date in Months


SG&A Spend vs. Actual Sales 2 Years Later
SG&A Investment = Sales
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-120%
-140%
Profitable
Unprofitable
Overperformer/Met
Underperformer
T-24
T-12
T-0
T+12
T-Launch Date in Months

Analysis based on 25 companies launching therapies for the first time in the US between 2016-2018

Companies that "overperformed or met" either achieved (70-130%) or exceeded (>130%) sales relative to forecast (n=13); "underperformers" sales fell short of forecast (≤70%) (n=12)

Reference: Research Reveals New Launch Standards for First-to-Launch Pharma and Biotech Companies in the U.S., PharmExec, June 26, 2020

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BridgeBio and Eidos Exchange Ratio Since BridgeBio 2019 IPO Source: Public filings and FactSet as of 12/28/20. Note: Calculated as Eidos closing share price divided by BridgeBio closing share price on each date. (1) Calculated as Eidos VWAP divided by BridgeBio VWAP. (2) Calculated as average daily XR (based on closing share price). Current Trading: 1.835x High: 2.400x Low: 1.024x 12/22/20 Better for Eidos Stockholders